                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHSOURCE, INC.
                           (Name of Subject Company)

                             CHC ACQUISITION CORP.
                               CIGNA CORPORATION
                                   (Bidders)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                             THOMAS J. WAGNER, ESQ.
                               CIGNA CORPORATION
                               ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:

                          C. DOUGLAS KRANWINKLE, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000

                                 MARCH 31, 1997
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION* $1,551,656,244

                        AMOUNT OF FILING FEE $310,331.25

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 71,340,517 shares of common stock, $.10 par value (the "Shares"), of Healthsource, Inc. (the "Company") at a price per Share of $21.75 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of January 31, 1997 plus all Shares issuable pursuant to options granted under the Company's stock option and employee stock purchase plans, pension plans and other similar employee benefit plans.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $310,331.25
Form or registration no.: Schedule 14D-1
Filing parties: CHC Acquisition Corp. and CIGNA Corporation
Date filed: March 6, 1997

                         (Continued on following pages)

        This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 and Amendment No. 3 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on March 6, 1997 (the "Schedule 14D-1") by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser"), and CIGNA Corporation, a Delaware corporation ("Parent"), relating to the tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share, of Healthsource, Inc., a New Hampshire corporation (the "Company"), at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:


ITEM 10.    ADDITIONAL INFORMATION

            Item 10(e) is hereby further amended and supplemented as follows:

                On March 27, 1997, Plaintiffs filed a Consented to Motion for Voluntary Non-Suit with Prejudice (the "Motion"). On March 31, 1997, the court ordered that the Motion be granted. A copy of the Motion and the related Notice of Decision is filed herewith as Exhibit (g)(2) and is incorporated herein by reference.


            Item 10(f) is hereby further amended and supplemented by the addition of the following paragraphs thereto:

                The introductory clause of the first paragraph of Section 14 of the Offer to Purchase ("Conditions to the Offer") is hereby amended and restated in its entirety to read as follows:

                "Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered Shares if (i) any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer, (ii) any Insurance Regulatory Approvals or any other material consent, approval, or authorization required under Federal or any State law required to consummate the Offer have not been obtained, except where the failure to have obtained any such approvals, consents, authorizations or Insurance Regulatory Approvals would not have a Company Material Adverse Effect and would not result in a violation of law, (iii) the Minimum Condition has not been satisfied, or (iv) at any time on or after February 26, 1997, and before the Expiration Date, any of the following events shall occur:"

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

            Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

Exhibit (g)(2)          Consented to Motion for Voluntary Non-Suit with
                        Prejudice and Notice of Decision (Kurzweil, et al v. Healthsource, Inc. et al)

                                   SIGNATURES

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        Dated: April 7, 1997


                                        CHC ACQUISITION CORP.

                                        By: /s/ ROBERT L. ROSE
                                           -------------------------
                                        Name: Robert L. Rose
                                        Title: President


                                        CIGNA CORPORATION

                                        By: /s/ MORDECAI SCHWARTZ
                                           -------------------------
                                        Name: Mordecai Schwartz
                                        Title: Vice President

                                 EXHIBIT INDEX


EXHIBIT
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(g)(2) Consented to Motion for Voluntary Non-Suit with Prejudice and Notice of Decision (Kurzweil, et al v. Healthsource, Inc. et al)